G. WILLI FOOD INTERNATIONAL LTD.

December 21, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attention:  Mara L. Ransom, Assistant Director, Office of Consumer Products

Re:         G. Willi-Food International Ltd.
Form 20-F
Filed April 28, 2016
File No. 001-29256

Ladies and Gentlemen:

We are submitting this letter in response to comments contained in a letter dated December 7, 2016 by the staff (the "Staff") of the U.S. Securities and Exchange Commission with respect to the above-referenced Form 20-F. This letter repeats the comment in the Staff's letter in bold, followed by our response.  Unless the context otherwise requires, references to "the Company," "our," "us," or "we" mean G. Willi-Food International Ltd.

Item 4. Information on the Company, page 13

General

1.
In future reports, please include a breakdown of total revenues by category of activity and geographic market for each of the last three financial years in your description of the principal markets in which you compete. See Item 4.B.2. of Form 20-F. Please show us what this disclosure will look like in your supplemental response.

Response: The Company respectfully responds that only 2% of its revenue in the year ended December 31, 2015 were from exports generated outside the U.S., and so the principal geographic market for the Company's products is Israel. The Company's only activity is the import and sale of food products as detailed in Note 22. C. to its Financial Statements for the year 2015 included in the above-referenced Form 20-F.  In next year's Form 20-F, we intend to provide the following disclosure:

"In the year ended December 31, 2016, substantially all of our revenue was generated in Israel in connection with the import and sale of food products."

Capital Expenditures, page 13

2.
In future reports, please describe your principal capital expenditures and divestitures currently in progress, including distribution of these investments geographically (home and abroad) and the method of financing (internal or external). Refer to Item 4.A.6. of Form 20-F. Please also update your Operating and Financial Review and Prospects to include a discussion of your material commitments for capital expenditures. Refer to Item 5.B.3. of Form 20-F. Please show us what this disclosure will look like in your supplemental response.

Response: In next year's Annual Report on Form 20-F, the Company intends to use the following language with respect to capital expenditures and divestitures currently in progress: "Our capital expenditures from January 1, 2017 until March 31, 2017 were approximately $[  ]."

The Company does not have any material commitments for capital expenditures.

Item 6. Directors, Senior Management and Employees

B. Compensation, page 36

3.
We note your disclosure in footnote 3 to the table under this heading that salary includes social benefits, including pension benefits. In future reports, please include a discussion of the total amounts set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits. Refer to Item 6.B.2. of Form 20-F. Please show us what this disclosure will look like in your supplemental response.

Response: The Company respectfully acknowledges the Staff's comment and in future fillings will revise its report to include a discussion of the total amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits.  In next year's Form 20-F, we intend to expand the table under "Compensation" to include a new  column (4) called "Value of Social Benefits" and insert a related footnote (4) as shown below:

Name and Principal Position (1)	Management Fees (2)	Salary (3)	Value of Social Benefits (4)	Bonus (5)	Equity-Based Compensation (6)	Total
NIS Thousands

(1)	All Covered Executives are employed on a full time (100%) basis.
(2)	Management fees includes also tax gross-up payments.
(3)	Means the aggregate yearly gross monthly salaries or other payments with respect to the Company's Executive Officers and members of the Board of Directors for the year 2016.
(4)
Represents payment of social benefits made by the Company on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security, vacation and benefits, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies.

(5)
Represents annual bonuses granted to the Covered Executive based on formulas set forth in the compensation policy of the Company (that was approved by the Compensation Committee, the Board of Directors and shareholders of the Company) and the agreements with each of the Covered Executive.

(6)
Represents the equity-based compensation expenses recoded in the Company's consolidated financial statements for the year ended December 31, 2016, based on the option's fair value on the grant date, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note __ to our consolidated financial statements for the year ended December 31, 2016.

Please direct any questions regarding the foregoing to me at +972-8932-1000 ext. #116 (telephone) or pavel@willi-food.co.il (e-mail).

Very truly yours, /s/ Pavel Buber Pavel Buber Chief Financial Officer cc: Perry Wildes, Adv.
      Gross, Kleinhendler, Hodak, Halevi, Greenberg & Co.